Aflac Incorporated 2nd Quarter 2007 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2007	2006	2007	2006

Fixed charges:
Interest expense*	$5,965	$4,777	$13,942	$9,692
Interest on investment-type contracts	3,736	2,991	7,285	5,705
Rental expense deemed interest	232	218	470	393

Total fixed charges	$9,933	$7,986	$21,697	$15,790

Earnings before income tax*	$634,949	$624,214	$1,271,015	$1,198,640
Add back:
Total fixed charges	9,933	7,986	21,697	15,790

Total earnings before income tax and fixed charges	$644,882	$632,200	$1,292,712	$1,214,430

Ratio of earnings to fixed charges	64.9x	79.2x	59.6x	76.9x

* Excludes interest expense on income tax liabilities
EXH 12-1